FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: May 16, 2006               By: /s/David Patterson/s/, CEO

KNIGHT RESOURCES LTD.

May 15, 2006
Number: 003-06

NOVAWEST CLAIM AGAINST ANGLO DISMISSED

VANCOUVER (May 15, 2006) - Mr. Harvey Keats, President of Knight Resources Ltd., announces that on May 12, 2006 the Supreme Court of British Columbia ruled on Anglo American Exploration (Canada) Ltd.’s (“AAEC”) application for dismissal, by summary trial, of the Novawest Resources Inc. lawsuit, Action No.S042230. Novawest’s lawsuit challenged AAEC’s ownership of the claims that form the West Raglan Project. The Court ruled in favour of the dismissal. It is Management’s understanding that Novawest has 30 days in which to appeal the decision.

The Company holds a 49% interest in the West Raglan Project. AAEC, the West Raglan Project operator, holds a 51% interest in the project.

Knight and joint venture partner Anglo American have established a 2006 West Raglan Project budget of $3,000,000 in phase I and $2,000,000 in phase II, conditional on the results of phase I. The focus of the 2006 exploration program will be on drilling known mineralized zones and discovery of new mineralized zones, all in the Greater Frontier area, the area of greatest success to date.

ON BEHALF OF THE BOARD OF
KNIGHT RESOURCES LTD.

“Harvey Keats”
President

WARNING: This news release contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, although considered accurate at the time of preparation, may prove incorrect. The actual results may vary materially from the information provided herein. Consequently, there is no representation by Knight that actual results achieved will be the same as those forecast.

3rd floor, 157 Alexander Street
Vancouver • BC • Canada • V6A 1B8
Tel: (604) 684-6535 • Fax: (604) 602-9311
Web Site: http://www.knightresources.ca
E-mail: knight@bed-rock.com
TSX Venture Exchange Trading Symbol: KNP
Frankfurt Stock Exchange Trading Symbol: KRL

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE